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                            May 13, 2021

       Isobel Jones
       Chief Legal Officer
       Sovos Brands, Inc.
       168 Centennial Parkway, Suite 200
       Louisville, CO 80027

                                                        Re: Sovos Brands, Inc.
                                                            Confidential Draft
Registration Statement on Form S-1
                                                            Submitted April 16,
2021
                                                            CIK No. 0001856608

       Dear Ms. Jones:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Registration Statement on Form S-1 submitted April 16, 2021

       Summary, page 1

   1.                                                   Please disclose the
amount of your indebtedness.

       Use of Proceeds, page 47

   2. You indicate that you intend to use the net proceeds from this offering to repay borrowings outstanding
under your Senior Credit Facilities. Please address the need to show the pro forma
impact of your intention to repay indebtedness. Refer to Rule 11-
                                                        01(a)(8) of Regulation
S-X.
 Isobel Jones
FirstName  LastNameIsobel Jones
Sovos Brands, Inc.
Comapany
May        NameSovos Brands, Inc.
     13, 2021
May 13,
Page 2 2021 Page 2
FirstName LastName
Selected Historical Consolidated Financial Data, page 52

3. Please revise your disclosure to present earnings per share data as presented on page F-4.
Impact of COVID-19, page 54

4. Please expand to discuss whether the financial and operational benefits that resulted from
         COVID-19 have continued and, if not, the impact on you.
Gross Profit, page 58

5. We note the increased amount of sales of Rao's and reference to "positive product mix."
         Please clarify how product mix changed such that gross profit percentage increased.
Intellectual Property, page 79

6. Please disclose the material terms of the "worldwide co-existence agreement" mentioned in the third paragraph, such as duration and the relative rights and obligations of the parties, including amounts you are required to pay.
Service and Vendor Related Agreements, page 100

7. Please revise to disclose the material terms of your milk supply agreement with Morning
         Fresh.
Exclusive Forum, page 107

8. Please ensure that the scope of your provision described here is consistent with your disclosure on page 44.
Financial Statements, page F-1

9. Please provide updated interim financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X.
10. You disclose on page 101 that you intend to enter into a registration rights agreement with certain shareholders in connection with this offering. You also disclose on page 105 that certain of your existing stockholders have certain registration rights pursuant to the second amended and restated agreement of limited partnership of Sovos Brands Limited
         Partnership. Please disclose whether there are or will be any maximum cash penalties under the registration rights agreements, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-
         50-1.
Note 2. Summary of Significant Accounting Policies
Intangible Assets, page F-10

11. You disclose that impairment is evaluated by comparing the fair value of the asset with its
 Isobel Jones
Sovos Brands, Inc.
May 13, 2021
Page 3
      carrying value, and a loss is recognized for the difference if the fair value exceeds the carrying value. Please revise your disclosure to clarify that a loss is recognized for the difference if the fair value is less than the carrying value. Concentrations of Credit Risk, page F-13

12. We note your disclosure that total sales to three customers represented 40% of total gross sales for the year ended December 26, 2020, and total sales to two customers represented
      27% of total gross sales for the year ended December 28, 2019. With reference to ASC
      280-10-50-42, please disclose the total amount of revenue from each customer who represented more than ten percent of revenue for each period presented in the notes to your financial statements.
Note 18. Subsequent Events, page F-30

13. Please revise your disclosure to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC
855-10-50-1.
General

14. Please disclose on your prospectus cover page that you will be a "controlled company"
      under exchange listing rules.
15. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with this review prior to submitting those materials.
       You may contact Jeff Gordon at (202) 551-3866 or Kevin Stertzel at (202) 551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                             Sincerely,
FirstName LastNameIsobel Jones
                                                             Division of
Corporation Finance
Comapany NameSovos Brands, Inc.
                                                             Office of
Manufacturing
May 13, 2021 Page 3
cc:       Alexander Lynch
FirstName LastName